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                                                Filed Pursuant to Rule 424(b)(3)
                                                  Registration Nos. 333-91197
                                                                    333-91197-01


                           Prospectus Supplement No. 1
                             dated October 25, 2000
                                       to
                        Prospectus dated December 2, 1999
                                       of
                    Starwood Hotels & Resorts Worldwide, Inc.
                                       and
                            Starwood Hotels & Resorts

                           Savings and Retirement Plan

                  This prospectus supplement updates the information contained in the prospectus described above to reflect certain changes in the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the "Plan") as adopted by the companies that employ people who work at hotels that Starwood manages or operates. We use terms in this prospectus supplement that are defined in the prospectus in the same way those terms are defined in the prospectus.

                  Eligibility

                  If you are an eligible employee, you now automatically become a Plan member no later than the second "entry date" after you have been credited with three months of "service," unless you choose a later date following procedures established by your Plan Committee. "Entry dates" in your Plan are the first day of each calendar month. For purposes of Plan eligibility, three months of service means either the three months of employment commencing on the date you first perform an hour of service for your employer (your "Hire Date") or any other period of three consecutive months during which you are continuously employed by your employer or you are otherwise credited with "service." You will be credited with "service" for all periods you are paid by Starwood, your employer or another Adopting Employer (or an affiliate of one of these companies), plus certain periods for which you are compensated even though you have not worked, such as paid holidays, paid vacation, paid sick leave, paid time off, etc.

                  Investment   Opportunities  -  Investing  Your  Contributions,
Employer Match Contributions and Prior Plan Account Balances

                  As of October 1, 2000, your permitted investment in the Starwood Company Stock Fund will no longer be limited to 25% of your future Plan contributions and employer match contributions. Instead, you may choose to invest any portion (as long as the portion is 1%, 2%, 3% or some other multiple of 1%) of your future Plan contributions and employer match contributions in Starwood Shares and you may elect to transfer funds from one or more other investment funds under your Plan (including funds in which you invested your account balances under the Prior Plans) to the Starwood Company Stock Fund. Of course, there is no requirement that you invest any of your Plan contributions or employer match contributions in the Starwood Company Stock Fund, and you should read the prospectus and our reports and other information filed with the SEC before you decide to do so.

                  Investment Funds

                  The value of the portion of your Plan accounts invested in an investment fund or funds other than the Starwood Company Stock Fund will be net of any investment manager fees that may be charged with respect to that particular fund. The prospectus for each mutual or collective investment fund describes the fees and expenses associated with investing in that fund. You will not be charged any fees or expenses with respect to investments in the Starwood Company Stock Fund.

                  Purchases of Shares will normally be made as soon as practicable after the receipt by the Plan Trustee of contributions that are to be invested in the Starwood Company Stock Fund. Purchases or
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sales of Shares also will  normally  be made as soon as  practicable  after the receipt of an election by you to transfer amount to or from the Starwood Company Stock Fund. Each such purchase or sale will be made at the market price of Shares on the New York Stock Exchange at the time of that purchase or sale.

                         Performance of Investment Funds

                            Total Return Performance(1)

Name of Fund                                                           1999                 1998                 1997
------------                                                           ----                 ----                 ----
Fidelity Small Cap Selector Fund                                      14.10%               -7.39%               27.25%

American Express Trust Equity Index Fund II(2)                        20.22%                28.3%               32.69%

American Express Trust Short-Term Horizon (25:75) Fund(3)              8.04%                9.79%                11.2%

American Express Trust Medium-Term Horizon (50:50) Fund(4)             14.2%               12.58%               14.22%

American Express Trust Long-Term Horizon (80:20) Fund(5)              24.47%                16.6%               16.91%

Stable Value Fund                                                      5.80%                6.03%                6.04%

AXP Bond Fund (Class Y)                                               -0.10%                5.76%               10.08%

AXP New Dimensions Fund (Class Y)                                     31.69%               28.39%               24.76%

Fidelity Diversified International Fund                               50.65%               14.39%               13.72%

--------------------------------

(1) Based on net asset value (net of all fees and expenses) with all distributions.

(2) American Express Trust Equity Index Fund II invests exclusively in American Express Trust Equity Base Index (the "Base Fund"), and its performance numbers are calculated based on the Base Funds' performance.

(3) Effective   August  3,  1998,  the  underlying  funds  and  the  investment allocations of the Short-Term Horizon Fund changed. The performance for periods prior to this date is based on the fund's prior investment allocation.

(4) Effective   August  3,  1998,  the  underlying  funds  and  the  investment allocations of the Medium-Term Horizon Fund changed. The performance for periods prior to this date is based on the fund's prior investment allocation.

(5) Effective   August  3,  1998,  the  underlying  funds  and  the  investment allocations of the Medium-Term Horizon Fund changed. The performance for periods prior to this date is based on the fund's prior investment allocation.

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                       Starwood Common Shares Performance(1)

                  Share Price       12/31/96                     $55.125
                  Share Price       12/31/97                     $57.875

                  Return 1997(2)                     7.5%

                  Share Price       12/31/97                     $57.875
                  Share Price       12/31/98                     $22.6875

                  Return 1998(2)                   -57.8%

                  Share Price       12/31/98                     $22.6875
                  Share Price       12/31/99                     $23.50

                  Return 1999(2)                     6.2%

--------------------------------

(1) As adjusted for the three-for-two stock split in January 1997. In February 1998, the Company acquired ITT Corporation ("ITT") in a transaction that was treated as a reverse purchase for accounting purposes. Share prices and returns for periods prior to this time represent the prices and returns of the Company's paired common shares.

(2) Return for each calendar year is calculated by taking the dollar increase (or decrease) in share price between the dates in question, adding all dividends paid in that year, and dividing the result by starting share price.

                  Prior Plans and Prior Plan Account Balances

                  Effective April 1, 1999, certain prior ITT or Westin retirement plans were merged into either your Plan, the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan as maintained by Starwood for the benefit of its employees, or the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan adopted by another employer. Assets held on your behalf under such Prior Plans that were transferred to your Plan will be accounted for as follows:

     1. Any pre-tax contributions (and related earnings) made by you and held in the Westin Hotel Company 401(k) Growth Opportunity Plan or the
          Investment Plan for Employees of Westin Hotel Company will be transferred to your pre-tax account under your Plan. Any pre-tax contributions (and related earnings) made by you and held in the ITT 401(k) Retirement Savings Plan will be transferred to an ITT pre-tax account established on your behalf under your Plan.

     2. Any rollover contributions (and related earnings) made by you and held in the Westin Hotel Company 401(k) Growth Opportunity Plan or the
          Investment Plan for Employees of Westin Hotel Company will be transferred to your rollover account under your Plan. Any rollover contributions (and related earnings) made by you and held in the ITT 401(k) Retirement Savings Plan will be transferred to an ITT rollover account established on your behalf under your Plan.

     3. Any employer matching contributions (and related earnings) held for your account in the Westin Hotel Company 401(k) Growth Opportunity Plan or the Investment Plan for Employees of Westin Hotel Company will be transferred to a Westin match account established on your behalf under your Plan. Any amounts held in your employer

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          discretionary  contributions  account  under the Westin Hotel  Company
          401(k) Growth Opportunity Plan (and related earnings) will also be transferred to your Westin match account in your Plan. Any employer matching contributions (and related earnings) held for your account in the ITT 401(k) Retirement Savings Plan will be transferred to an ITT match account established on your behalf under your Plan.

     4. Any Retirement Account Plan contributions (and related earnings) held for your account in the Westin Hotel Company 401(k) Growth Opportunity Plan will be transferred to a RAP account established on your behalf under your Plan.

     5. Any Caesars Company Basic contributions and ITT 1% Retirement contributions (and related earnings) held for your account in the ITT 401(k) Retirement Savings Plan will be transferred to your prior plan basic account established on your behalf under your Plan.

     6. Any Post-86 Matched After-Tax contributions and Supplemental Post-86 After-Tax contributions (and related earnings) held for your account in the ITT 401(k) Retirement Savings Plan will be transferred to a post-1986 after-tax account established on your behalf under your Plan.

     7. Any Pre-87 Matched After-Tax contributions and Supplemental Pre-87 After-Tax contributions (and related earnings) held for your account in the ITT 401(k) Retirement Savings Plan will be transferred to a pre-1987 after-tax account established on your behalf under your Plan.

     8. Any ESOP contributions or ITT Match contributions made prior to October 1, 1996, and ITT Company Floor contributions (and related earnings) held for your account in the ITT 401(k) Retirement Savings Plan will be transferred to a ITT prior plan monies account established on your behalf under your Plan.

As explained elsewhere in the prospectus, there are certain restrictions that apply to certain of these accounts.

                  Questions

                  If you have questions about the changes described in this Supplement No. 1 or any other questions about your Plan, or if you would like additional copies of the prospectus or the documents described in the prospectus, including the prospectus for any of your Plan's investment funds, please call Nancy Tostanoski at telephone number 914-640-8100.


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